EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

BetterLife Pharma Inc. (the “Company”)

1275 West 6th Avenue

Suite 300

Vancouver, British Columbia

V6H 1A6

Item 2 Date of Material Change

April 11, 2024

Item 3 News Releases

News release dated April 11, 2024

Item 4 Summary of Material Change

The Company announced that Dr. Ahmad Doroudian, Chief Executive Officer, and Dr. Hooshmand Sheshbaradaran, Chief Operating Officer, will present at the upcoming Bloom Burton Healthcare Investor Conference on Tuesday April 16, 2024 in Toronto, Ontario, Canada.  This is Canada’s marquee healthcare industry event where leading-edge and foremost publicly traded companies, as well as promising private companies, are invited to attend the conference, present to prospective investors, and conduct key meetings.  Investors from all over the world will get a chance to hear presentations and have one-on-one meetings.

Further information and registration can be found on the following link: Bloom Burton.

The Company also announces that it has resolved a claim in the Provincial Court of B.C. (Small Claims Court) pursuant to which it has issued 218,750 common shares valued at $19,687.50. These common shares are subject to a four month hold period pursuant to applicable Canadian securities laws.

Item 5 Full Description of Material Change

Refer to Item 4 and the news release in Schedule “A”.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9 Date of Report

April 11, 2024

SCHEDULE “A”

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BetterLife To Present at the 2024 Bloom Burton & Co. Healthcare Investor Conference

VANCOUVER, British Columbia, April 11, 2024 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development and commercialization of cutting-edge treatments for mental disorders, is pleased to announce that Dr. Ahmad Doroudian, Chief Executive Officer, and Dr. Hooshmand Sheshbaradaran, Chief Operating Officer, will present at the upcoming Bloom Burton Healthcare Investor Conference on Tuesday April 16, 2024 in Toronto, Ontario, Canada.

This is Canada’s marquee healthcare industry event where leading-edge and foremost publicly traded companies, as well as promising private companies, are invited to attend the conference, present to prospective investors, and conduct key meetings.  Investors from all over the world will get a chance to hear presentations and have one-on-one meetings.

Further information and registration can be found on the following link:  Bloom Burton.

The Company also announces that it has resolved a claim in the Provincial Court of B.C. (Small Claims Court) pursuant to which it has issued 218,750 common shares valued at $19,687.50.  These common shares are subject to a four month hold period pursuant to applicable Canadian securities laws.

About the Conference

Bloom Burton & Co. (“Bloom Burton”) is hosting its annual Bloom Burton & Co. Healthcare Investor Conference at the Metro Toronto Convention Centre (North Building) on April 16-17, 2024.  Over 60 of Canada’s premier publicly traded and venture-sponsored private companies have been invited to present to Bloom Burton’s audience, where hundreds of Canadian, U.S. and International investors will be present to take in on the latest developments in the Canadian healthcare industry.

A key benefit of the conference is that it provides investors an opportunity to engage in 1-on-1 meetings with company management. Bloom Burton additionally provides a stage for world-renowned keynote speakers and investor panelists, to share their insights on market trends and an update on the state of the global healthcare industry.

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About Bloom Burton & Co.

Bloom Burton is a firm dedicated to accelerating returns in the healthcare sector for both investors and companies. Bloom Burton has an experienced team of medical, scientific, industry and capital markets professionals who perform a deep level of diligence, which combined with its creative and entrepreneurial approach, assists its clients in achieving the right monetization events. Bloom Burton and its affiliates provide capital raising, M&A advisory, equity research, business strategy and scientific consulting, as well as advisory on direct investing, company creation and incubation services. Bloom Burton Securities Inc. is a member of the Investment Industry Regulatory Organization of Canada (IIROC) and is also a member of the Canadian Investor Protection Fund (CIPF).

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections such as COVID-19 and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

BetterLife Pharma Inc. Contact Information

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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